                                                                    Exhibit 2.5
                                                                    -----------


                            OCTOBER 21, 1996, Monday


SECTION: Financial News

DISTRIBUTION: TO BUSINESS EDITOR AND RETAILING EDITOR

LENGTH: 401 words

HEADLINE: AU BON PAIN Co. Inc. Declares Dividend Distribution of Preferred Stock Purchase Rights

DATELINE: BOSTON, Oct. 21


BODY:
      The Board of Directors of AU BON PAIN Co., Inc. (Nasdaq: ABPCA) today declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of its Class A Common Stock and Class B Common Stock. Each Right will entitle shareholders to buy a one-hundredth of a share of newly created Series A Junior Participating Class B Preferred Stock of the Company at an exercise price of $35.00. The Rights will be exercisable if a person or group hereafter acquires 15% or more of the Class A Common Stock of the Company or announces a tender offer for 15% or more of the Class A Common Stock. The Board of Directors will be entitled to redeem the Rights at one cent per Right at any time before any such person hereafter acquired 15% or more of the outstanding Class A Common Stock.

      The Rights are not being distributed in response to any specific effort to acquire the Company. The Rights are designed to assure that all shareholders of the Company receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other tactics designed to gain control of the Company without paying all shareholders a control premium.

      If a person hereafter acquires 15% or more of the outstanding Class A Common Stock of the Company, each right will entitle its holder to purchase, at the Right's exercise price, a number of shares of Class A Common Stock or Class B Common Stock having a market value at that time of twice the Right's exercise price. Rights held by the 15% holder will become void and will not be exercisable to purchase shares at the bargain purchase price. If the Company is acquired in a merger or other business combination transaction after a person acquires 15% or more of the Company's Class A Common Stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

      The dividend distribution will be payable to shareholders of record on November 4, 1996. The Rights will be expire in ten years. The Rights distribution is not taxable to shareholders.

      The Company's common stock trades on The Nasdaq Stock Market under the symbol:ABPCA.
SOURCE: AU BON PAIN Co., Inc.
      CONTACT: Anthony J. Carroll, Chief Financial Officer of AU BON PAIN Co., Inc. 617-423-2100, ext. 1229